SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 29, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on May 28, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 28 May 2013

ING announces exercise of underwriters’ option to acquire additional shares in ING U.S.

ING announced today that the underwriters in the Initial Public Offering (IPO) of ING U.S., Inc., its U.S.-based retirement, investment and insurance business, have exercised in full their option to purchase approximately 9.8 million additional shares of ING U.S. from ING Group at the IPO price of USD 19.50 per share. The sale of additional shares further reduces ING Group’s ownership in ING U.S. from 75% to approximately 71%.

The gross proceeds to ING Group from the exercise of the option will be approximately USD 191 million (approximately EUR 148 million at current exchange rates), bringing the total gross proceeds to ING Group from the IPO of ING U.S. to approximately USD 0.9 billion. As previously announced, ING Group intends to use these proceeds for the reduction of Group core debt. ING U.S. shares started trading on the New York Stock Exchange on 2 May 2013, under the ticker symbol “VOYA”.

The exercise of the option will not impact the profit and loss account of ING Group as ING U.S. will continue to be fully consolidated by ING Group. The exercise of the option has a negative impact of approximately EUR 0.3 billion on the Shareholders’ equity of ING Group. This amount reflects the difference between the net proceeds to ING Group from the exercise of the option and the estimated IFRS book value of the 3.75% stake it represents. The exercise of the option does not have a material impact on the regulatory capital of either ING Insurance or ING Bank.

As previously announced, ING Group is divesting its insurance and investment management businesses as part of a restructuring programme agreed with the European Commission. Following the IPO, ING Group intends to divest its remaining stake in ING U.S. over time, as previously agreed with the European Commission.

The registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission. A copy of the registration statement may be obtained by visiting the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, any securities, nor shall there be any offer, solicitation or sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Press enquiries	Investor enquiries
ING Group: Victorina de Boer	ING Group: Investor Relations
+31 20 57 66373	+31 20 57 66396
VIctorina.de.Boer@ing.com	Investor.Relations@ing.com

ING U.S.: Dana E. Ripley	ING U.S.: Darin Arita
+1 212 309 8444	+1 212 309 8999
Dana.Ripley@us.ing.com	Darin.Arita@us.ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained or referenced herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: May 29, 2013